UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 5, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL SECURES RESTRUCTURING OF A 1-BILLION-DOLLAR SYNDICATED LOAN

Moscow, Russia – December 05, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces signing an amendment and restatement agreement in relation to a syndicated pre-export loan totalling 1 billion US dollars in order to further improve the liquidity of the company.
The amendment and restatement agreement on the syndicated loan was signed by a number of major international banks, including ING Bank N.V., Societe Generale,
UniCredit, BNP Paribas SA, ABN AMRO Bank N.V., Commerzbank Aktiengesellschaft,
Raiffeisen Bank International AG, VTB, Natixis, Caterpillar Financial Services
Corporation, ICBC (London) plc. The borrowers are Mechel’s chief mining division enterprises —Yakutugol Holding Company OAO and Southern Kuzbass Coal Company
OAO. The syndicated loan, which was in a monthly repayment phase, will now benefit from a grace period of 12 months, followed by repayment in equal monthly installments until August 2015.
The amendments were signed under the pre-export loans which were granted in
September 2010 to Mechel’s main operating companies Chelyabinsk Metallurgical
Plant OAO, Yakutugol Holding Company OAO, Southern Kuzbass Coal Company OAO and
Southern Urals Nickel Plant OAO.
The process was coordinated by ING Bank N.V., Societe Generale, UniCredit, Joint
Stock Commercial Bank “ROSBANK” and ABN AMRO Bank N.V.
“The old syndicate entered the amortization stage, which would require us to set aside some 600 million dollars of liquidity in order to service it by the end of
2013. Amending this credit is a key step in cutting down short-term debt through securing a grace period. At the same time, we managed to obtain a more favourable security package, improve the covenant and overall structure of the loan. This successful deal demonstrates the high level of trust and support our banking partners lend the company, despite the volatility of the global markets.
It is also remarkable that in the current challenging environment new international financial institutions such as ABN AMRO Bank N.V., Caterpillar
Financial Services Corporation and ICBC (London) plc. decided to join the syndicate,” Mechel OAO’s Chief Financial Officer Stanislav Ploschenko noted.
***
Mechel OAO
Pavel Taran
Tel: +7 495 221-88-88
pavel.taran@mechel.com
 ***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 5, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO